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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of October 2003
                             Material Change Report
                                October 17, 2003
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F        40-F  X
                                                     ----        ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:                                        Yes:        No:   X
                                                     ----        ----

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ID Biomedical Corporation


                                   By:  /s/ Anthony Holler
                                      ---------------------------------------

                                   Anthony F. Holler, Chief Executive Officer

Date: October 17, 2003



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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

             AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION

ITEM 1.           REPORTING ISSUER

                  STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

                  ID Biomedical Corporation (the "Company")
                  1510 - 800 West Pender
                  Vancouver, BC
                  V6C 2V6

                  Telephone:        (604)  431-9314
                  Fax:              (604)  431-9378

ITEM 2.           DATE OF MATERIAL CHANGE

                  October 9, 2003.

ITEM 3.           PRESS RELEASE

                  STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

                  A press release was issued by the Company on October 9, 2003 at Vancouver, British Columbia.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE.

                  The Company announced that it had entered into an agreement with a syndicate of underwriters to sell 5,800,000 units at a price of US$17.37 per unit, on a "bought deal" basis. Each unit consists of one common share and one-half of one common share purchase warrant. Subject to adjustment, each whole warrant entitles the holder thereof to purchase an additional common share at the price of US$25.00 for a period of 4 years after the closing date of the offering.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it had entered into an agreement with a syndicate of underwriters to sell 5,800,000 units at a price of US$17.37 per unit, on a "bought deal" basis. Each unit consists of one common share and one-half of one common share

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                  purchase warrant. Subject to adjustment, each whole warrant entitles the holder thereof to purchase an additional common share at the price of US$25.00 for a period of 4 years after the closing date of the offering.

                  The transaction is expected to close on or about October 28, 2003. Closing is subject to a number of customary conditions, including receipt of all necessary regulatory approvals.

                  The net proceeds of the offering will be used for the clinical and manufacturing development of ID Biomedical's
                  FluINsure(TM) and StreptAvax(TM) vaccines, working capital requirements and other general corporate purposes, including potential strategic acquisitions.

ITEM 6.           RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES
                  ACT

                  IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

                  This report is NOT being filed on a confidential basis.

ITEM 7.           OMITTED INFORMATION

                  There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.           SENIOR OFFICERS

                  For further information please contact:

                  Name:             Todd R. Patrick
                  Title:            President/Chief Operating Officer
                  Telephone:        (425) 482-2601

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material changes referred to herein.

                  DATED at Vancouver, British Columbia, this 17th day of October, 2003.


                                                --------------------------------
                                                Deborah Bowers,
                                                Corporate Secretary


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